Filed by Caesars Entertainment, Inc. pursuant to Rule 425
                                               under the Securities Act of 1933
                                       and deemed filed pursuant to Rule 14a-12
                                      under the Securities Exchange Act of 1934

                                   Subject Company: Caesars Entertainment, Inc.
                                                 Commission File No.: 001-14573


This filing relates to a proposed acquisition (the "Acquisition") by Harrah's Entertainment, Inc. ("Harrah's") of Caesars Entertainment, Inc. ("Caesars") pursuant to the terms of an Agreement and Plan of Merger, dated as of July 14, 2004 (the "Merger Agreement"), by and among Harrah's, Harrah's Operating Company, Inc. and Caesars. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by Caesars on July 16, 2004, and is incorporated by reference into this filing.

On August 18, 2004, Caesars posted an employee communication memo on its intranet website discussing the Merger Agreement and proposed merger. The text of the employee communication memo is as follows:


WHAT'S HAPPENING?

The Board of Directors of Caesars Entertainment on July 14 accepted Harrah's Entertainment's offer to acquire Caesars in a cash and stock transaction valued at more than $9 billion, the largest in the history of the casino resort industry.

Under this agreement, Caesars shareholders would receive an aggregate of approximately $1.8 billion in cash and 66.3 million shares of Harrah's Entertainment common stock in exchange for all outstanding shares of Caesars Entertainment common stock.

Before the merger can become final, it must be approved by state and federal regulators, and shareholders of both companies.

THE NEW COMPANY

If approved, the merger of Caesars and Harrah's would create the world's largest gaming company, comprising some of the best known and best respected brands in the industry, with:

   o   Approximately 50 casinos in five countries on four continents.
   o   Nearly $9 billion in annual revenue. o More than $2 billion in cash flow.
   o   Nearly 100,000 world-class employees.
   o   Nearly 42,000 hotel rooms.
   o   More than 3.5 million square feet of casino space.

MERGER TIME LINE

July 14, 2004

   o Board of Directors of Harrah's Entertainment and Caesars Entertainment approve merger proposal

Next Steps 2004 - 2005

   o   Approval by shareholders of Caesars Ent.
   o   Approval by shareholders of Harrah's Ent.
   o Approval by state regulators in, Indiana, Louisiana, Mississippi, Nevada and New Jersey
   o   Clearance by the Federal Trade Commission

FAQS

Q. HOW LONG WILL IT TAKE FOR THE DEAL TO CLOSE?
A. At this stage, no one can accurately predict the timing of the merger's closing because several steps must occur before it is final. For example, the deal must be approved by shareholders of both companies, regulators in all states in which Caesars operates and the Federal Trade Commission. The FTC is reviewing the deal to ensure that it meets federal anti-trust guidelines. This entire process will take months.

Q. WILL I LOSE MY JOB? WHEN WILL HARRAH'S IDENTIFY EMPLOYEES IT WANTS TO KEEP AS PART OF THE DEAL?
A. Harrah's Entertainment has advised us that it expects the vast majority of employees to remain for one important reason: The combined company will need bright, talented and experienced people to deliver great service to customers at its existing properties. However, some jobs, primarily at the corporate level, will be eliminated to avoid duplication of effort.

One part of an integration plan is the evaluation of positions and the employees within those positions. Due to the complexity and size of this merger, this can be expected to take a number of months. Harrah's and Caesars management understands that this can be an uneasy time. As soon as we know more about the retention process, we will share it with you.

Q. IF MY JOB IS ELIMINATED, WILL I RECEIVE SEVERANCE PAY?
A. If your job is eliminated while you are a Caesars employee, you will receive severance pay based upon Caesars Entertainment's current severance policy, which provides for two weeks of severance pay for each year of employment up to a maximum of one year's salary. Harrah's has agreed to continue this practice for Caesars Entertainment employees for up to one year after the merger is completed.

Q. IF I LOSE MY JOB, WILL THE COMPANY HELP ME FIND A NEW ONE?
A. Caesars is putting together an outplacement program to help employees whose jobs may be eliminated. As we get closer to the actual merger date, we will announce the details of the outplacement program.

Q. WHAT ABOUT MY HEALTH BENEFITS?
A. If your job is eliminated, you are entitled by federal law to choose to continue your health benefits for up to 18 months. You will pay the full cost of coverage plus a small administration fee.

Q. IF I STAY WITH THE NEW COMPANY, WILL I GET CREDIT UNDER THE HARRAH'S EMPLOYEE BENEFITS PLAN FOR YEARS OF SERVICE WITH MY CAESARS PROPERTY? A. Yes, Harrah's has agreed that your Caesars' years of service when the merger is final will be your Harrah's years of service.

Q. WHAT IF I'M SCHEDULED FOR A PERFORMANCE OR SALARY REVIEW? SHOULD I CONTINUE TO TAKE TRAINING CLASSES?
A. Caesars will continue to conduct business as usual. Performance and salary reviews will continue as usual.

Q. CAN I APPLY FOR A HARRAH'S JOB NOW?
A. Yes, but you will lose your years of service - just as you would when you apply for a job with any other company.

Q. WILL THERE BE RETENTION BONUSES?
A. Caesars is considering a retention program and we will share that information with you as soon as decisions are made.

Q. WHAT WILL HAPPEN TO OUR BRAND NAMES?
A. Harrah's President and CEO Gary Loveman said the company would focus primarily on three major brands - Harrah's, Caesars and Horseshoe - along with one-of-a-kind brands such as Rio and Paris. Caesars has a number of other brands and properties that Harrah's will evaluate. This direction will be decided as part of the overall integration plan in the coming months.

Q. WILL JOBS STILL CONTINUE TO BE POSTED AT THE CORPORATE AND PROPERTY LEVELS?
A. Yes. Caesars will continue to conduct business as usual throughout the company. That means posting job vacancies at both the corporate and property levels. Harrah's also posts open jobs at the property and corporate levels. You can view the Harrah's job postings at http://www.harrahs.com/employment.

Q. WHAT WILL BECOME OF CAPITAL PROJECTS, NEW DEVELOPMENT PROJECTS AND LONG-TERM PLANNING FOR OUR COMPANY AND OUR PROPERTIES?
A. Caesars' responsibility to its shareholders during this transition period is to operate the company in the normal course of business, in accordance with the agreement. That means continuing our commitment to capital improvements that have been approved by our Board of Directors and continuing to pursue development opportunities that we have identified.

Q. CAN SOMEONE WHO WORKS AT HARRAH'S TALK TO ME?
A. Because Caesars and Harrah's will remain separate companies and competitors until the merger is complete, always consult your supervisor before responding to a request for company information from anyone outside the organization. You or your supervisor should then contact Bob Conover, who is heading the Caesars transition team and can determine if the contact is appropriate. Bob can be reached at conoverb@caesars.com or by telephone at 609-340-2255.

Q. WHAT SHOULD I DO IF A REPORTER ASKS ME QUESTIONS ABOUT THE MERGER?
A. Journalists and financial analysts have focused a lot of attention on this proposed merger and may try to contact you for information. But to protect yourself and the company, you should not respond to them. If reporters contact you, refer them immediately to Senior Vice President of Corporate Communications Robert Stewart at 702-699-5043 or stewartr@caesars.com. If financial analysts contact you, refer them to Corporate Treasurer and Vice President for Investor Relations Josh Hirsberg at 702-699-5269 or hirsbergj@caesars.com.




ADDITIONAL INFORMATION ABOUT THE ACQUISITION AND WHERE TO FIND IT

In connection with Harrah's proposed acquisition of Caesars (the "Acquisition"), Caesars and Harrah's intend to file relevant materials with the Securities and Exchange Commission ("SEC"), including a registration statement on Form S-4 that will contain a prospectus and a joint proxy statement. INVESTORS AND SECURITY HOLDERS OF CAESARS ARE URGED TO READ THESE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HARRAH'S, CAESARS AND THE ACQUISITION. The proxy statement, prospectus and other relevant materials (when they become available), and any other documents filed by Harrah's or Caesars with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by directing a written request to: Caesars Entertainment, Inc., 3930 Howard Hughes Parkway, Las Vegas, Nevada 89109, Attention: Investor Relations or Harrah's, One Harrah's Court, Las Vegas, Nevada 89119, Attention: Investor Relations. Investors and security holders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Acquisition.

Caesars and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Caesars in connection with the Acquisition. Information about the executive officers and directors of Caesars and their ownership of Caesars common stock is set forth in the proxy statement for Caesars' 2004 Annual Meeting of Stockholders, which was filed with the SEC on April 16, 2004. Investors and security holders may obtain additional information regarding the direct and indirect interests of Caesars and its executive officers and directors in the Acquisition by reading the proxy statement and prospectus regarding the Acquisition when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of
Section 10 of the Securities Act of 1933, as amended.



SAFE HARBOR

This document includes "forward-looking statements" intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. You can identify these statements by the fact that they do not relate strictly to historical or current facts. These statements contain words such as "may," "will," "project," "might," "expect," "believe," "anticipate," "intend," "could," "would," "estimate," "continue" or "pursue," or the negative or other variations thereof or comparable terminology. In particular, they include statements relating to, among other things, future actions, strategies, future performance, future financial results of Caesars and Harrah's and Harrah's anticipated acquisition of Caesars. These forward-looking statements are based on current expectations and projections about future events.

Readers are cautioned that forward-looking statements are not guarantees of future performance or results and involve risks and uncertainties that cannot be predicted or quantified and, consequently, the actual performance or results of Caesars and Harrah's may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to, the following factors as well as other factors described from time to time in our reports filed with the SEC (including the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained therein): financial community and rating agency perceptions of Harrah's and Caesars', the effects of economic, credit and capital market conditions on the economy in general, and on gaming and hotel companies in particular; construction factors, including delays, zoning issues, environmental restrictions, soil and water conditions, weather and other hazards, site access matters and building permit issues; the effects of environmental and structural building conditions relating to our properties; the ability to timely and cost-effectively integrate into Harrah's operations the companies that it acquires, including with respect to its acquisition of Caesars; access to available and feasible financing, including financing for Harrah's acquisition of Caesars, on a timely basis; changes in laws (including increased tax rates), regulations or accounting standards, third-party relations and approvals, and decisions of courts, regulators and governmental bodies; litigation outcomes and judicial actions, including gaming legislative action, referenda and taxation; the ability of our customer-tracking, customer loyalty and yield-management programs to continue to increase customer loyalty and same store sales; our ability to recoup costs of capital investments through higher revenues; acts of war or terrorist incidents; abnormal gaming holds; and the effects of competition, including locations of competitors and operating and market competition.

Any forward-looking statements are made pursuant to the Private Securities Litigation Reform Act of 1995 and, as such, speak only as of the date made. Caesars disclaims any obligation to update the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date stated, or if no date is stated, as of the date of this press release.